Exhibit (b)(2)

China Construction Bank’s Tentative Commitment Letter

No.: Jian Shen Yi Cheng [2012] No. 038

BGI Shenzhen Co., Ltd. (Customer Name):

We have commenced detailed investigation and assessment on your Company’s loan application in respect of Acquisition of Complete Genomics. Inc in accordance with the national laws and regulations, relevant regulatory requirements of regulatory authorities and our relevant business requirements such as Commercial Banking Law, General Rules for Loans and China Construction Bank’s Assessment Method for Fixed Asset Loans. Upon fulfilling the following conditions, we will offer a fixed asset loan of RMB200 million for the Acquisition of Complete Genomics. Inc project:

(1) Such project has passed our loan approval procedure;

(2) entered into a definitive borrowing contract with us, and fulfilled all conditions set out in our loan approval requirements, including but not limited to providing a guarantee which meets our requirements;

(3)                     /                    ;

(4)                     /                    .

This commitment letter can be used for the relevant PRC authorities’ feasibility report approval on this project.

China Construction Bank Corporation Shenzhen Branch Tianbei Sub-Branch (Company Seal)

Legal Representative (or Authtorized Agent): [Signature]

September 4, 2012